January 9, 2024

Via Edgar

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549,

United States of America.

Re	Sumitomo Mitsui Financial Group, Inc. Registration Statement on Form F-3, filed on December 22, 2023 (File No. 333-276219)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sumitomo Mitsui Financial Group, Inc. hereby respectfully requests that the effectiveness of the above-referenced Registration Statement on Form F-3 be accelerated so that it will be declared effective at 10 a.m. Eastern Standard Time, on January 11, 2024, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Christopher Kodama at Davis Polk & Wardwell LLP at +81 3 5574 2668.

Sincerely, Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Yukie Tadokoro
Name: Yukie Tadokoro
Title: Authorized Signatory

cc:	Christopher Kodama

(Davis Polk & Wardwell LLP)